UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. )

Agrify Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00853E206

(CUSIP Number)

John Sellers, Esq.

Sellers, P.C.

32400 Telegraph Rd., Suite 104
Bingham Farms, MI 48025
(248) 723-1288

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d- 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00853E206
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marc Beginin
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 265,963
	8	SHARED VOTING POWER --
	9	SOLE DISPOSITIVE POWER 265,963
	10	SHARED DISPOSITIVE POWER --
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 265,963
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%[1]
14		TYPE OF REPORTING PERSON (See Instructions) IN

1 Based on 2,671,035 shares of Common Stock outstanding as of October 27, 2022.

2

Item 1. Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common stock (the “Common Stock”) of Agrify Corporation, a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 76 Treble Cove Rd., Building 3, Billerica, MA 01862.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by Marc Beginin (the “Reporting Person”)

(b)	The principal business address for the Reporting Person is 799 E Whitcomb Ave, Madison Heights, MI 48071.

(c)	The principal occupation of the Reporting Person is Chief Executive Officer of Prodigy LLC d/b/a Prodigy Processing Solutions (“Prodigy Processing Solutions”), with a business address of 799 E Whitcomb Ave, Madison Heights, MI 48071.

(d)	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Considerations

The Reporting Person used personal funds to make the purchases of the Common Stock listed on Schedule I hereto. An additional 10,963 shares of the Common Stock were provided by Issuer to the Reporting Person as partial consideration for Issuer’s October 1, 2021, acquisition of Mass2Media, LLC, d/b/a PX2 Holdings, LLC, d/b/a Precision Extraction Solutions and Cascade Sciences, LLC from Sinclair Scientific LLC, of which the Reporting Person was the founder, CEO and largest shareholder.

Item 4. Purpose of Transaction

The Reporting Person acquired the securities for the purpose of acquisition, restructuring or changing control and management of the Issuer, to seek to amend the Issuer’s articles of incorporation, bylaws or other instruments corresponding thereto which may impede the acquisition of control of the Issuer by any person or entity, and to consolidate or merge the Issuer with Prodigy Processing Solutions, the business entity currently owned and controlled by the Reporting Person.

For the reasons stated in Item 5(e), the Reporting Person abandoned the plan as provided above on October 28, 2022, but reserves the right to engage in such a transaction in the future.

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Item 5. Interest in Securities of the Issuer

(a)	Aggregate number and percentage of class beneficially owned: 265,963 shares, or 9.9% of the class, based on 2,671,035 shares of Common Stock outstanding as of October 27, 2022. On October 28, 2022, Reporting Person liquidated his position in the Common Stock but for 10,963 shares, or less than .13% of the class, that were unmarketable on October 28, 2022, due to restrictions on sale and other encumbrances.

(b)	The Reporting Person has sole voting and investment power with respect to the Common Stock listed on Schedule I hereto.

(c)	Schedule I sets forth the transactions in the Common Stock effected by the Reporting Person during the past 60 days.

(d)	Not applicable.

(e)	Subsequent to the Reporting Person acquiring beneficial ownership of 9.9% of the Common Stock on October 27, 2022, Issuer announced the sale of over 6,000,000 newly issued shares of Common Stock thereby diluting the shareholders of Issuer, including the Reporting Person, by over 69%. On October 28, 2022, the Reporting Person liquidated his position in the Common Stock but for 10,963 shares that were unmarketable on such date, due to restrictions on sale and other encumbrances. Accordingly, the Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Schedule I, transactions in the Common Stock effected by the Reporting Person during the past 60 days.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 2022

By:	/s/ Marc Beginin
Marc Beginin

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SCHEDULE I

ALL AGFY SHARES CURRENTLY OWNED BY THE REPORTING PERSON PURSUANT TO 10/01/2021 ACQUISITION:

SHARES ACQUIRED	PRICE/COST
& STILL OWNED	BASIS
10,963	$ 255.1010 (as adjusted for 10/18/22 Reverse Stock Split)

ALL AGFY COMMON STOCK SHARES PURCHASED AND SOLD BY THE REPORTING PERSON IN THE PAST

60 DAYS, WHICH WERE ALL COMPLETED THROUGH OPEN MARKET PURCHASES ON THE NASDAQ EXCHANGE:

TRADE DATE/TIME	SHARES BOUGHT	PRICE	TRADE DATE/TIME	SHARES SOLD	PRICE
2022-10-24, 09:32:12	1,000	$2.1500	2022-10-28, 11:48:57	-18,334	$1.8880
2022-10-24, 09:40:18	4,000	$2.1400	2022-10-28, 11:49:12	-1,466	$1.8400
2022-10-24, 09:42:38	5,000	$2.1000	2022-10-28, 11:49:29	-19,800	$1.8433
2022-10-24, 09:52:01	5,000	$2.0500	2022-10-28, 11:49:55	-19,800	$1.8440
2022-10-24, 09:53:57	5,000	$1.9800	2022-10-28, 11:50:48	-19,800	$1.8519
2022-10-24, 10:09:09	5,000	$1.9900	2022-10-28, 11:51:48	-743	$1.8700
2022-10-24, 10:12:24	5,000	$1.9874	2022-10-28, 11:52:06	-19,057	$1.8600
2022-10-24, 10:15:58	5,000	$1.9800	2022-10-28, 11:53:04	-3,313	$1.9000
2022-10-24, 11:05:40	2,714	$1.9500	2022-10-28, 11:53:48	-16,487	$1.8700
2022-10-24, 11:28:58	2,000	$1.9300	2022-10-28, 11:55:18	-4,734	$1.8704
2022-10-24, 11:30:08	286	$1.9400	2022-10-28, 11:55:36	-15,066	$1.8500
2022-10-24, 11:30:59	5,000	$1.9400	2022-10-28, 11:56:04	-19,800	$1.8500
2022-10-24, 11:40:26	4,900	$1.9400	2022-10-28, 11:56:45	-20,400	$1.8400
2022-10-24, 11:41:24	100	$1.9500	2022-10-28, 11:57:44	-1,000	$1.8400
2022-10-24, 11:50:28	5,000	$1.9027	2022-10-28, 11:57:53	-19,400	$1.8300
2022-10-24, 11:50:55	5,000	$1.9000	2022-10-28, 11:58:20	-6,340	$1.8317
2022-10-24, 11:51:40	5,000	$1.9200	2022-10-28, 11:58:26	-7,651	$1.8200
2022-10-24, 11:53:05	5,000	$1.9300	2022-10-28, 11:58:31	-41,809	$1.8100
2022-10-24, 11:55:37	5,000	$1.9000
2022-10-24, 11:57:28	5,000	$1.8900
2022-10-24, 12:34:47	3,800	$1.8800
2022-10-24, 14:15:52	1,400	$1.8396
2022-10-24, 14:20:56	4,800	$1.8500
2022-10-24, 14:21:36	5,000	$1.8500
2022-10-24, 14:23:21	5,000	$1.8000
2022-10-24, 14:29:18	5,000	$1.8000
2022-10-24, 14:29:48	5,000	$1.7900
2022-10-24, 14:32:16	5,000	$1.8000
2022-10-24, 14:32:58	5,000	$1.7900
2022-10-26, 13:05:12	2,000	$1.6300
2022-10-26, 13:28:24	5,000	$1.6100
2022-10-26, 13:29:20	5,000	$1.6050
2022-10-26, 13:30:39	5,000	$1.6100
2022-10-26, 13:31:17	5,000	$1.6100
2022-10-26, 13:32:23	5,000	$1.6200
2022-10-26, 13:33:26	5,000	$1.6200
2022-10-26, 13:35:19	5,000	$1.6300
2022-10-26, 13:36:05	3,000	$1.6300
2022-10-26, 13:38:45	3,000	$1.6300
2022-10-26, 13:39:50	8,000	$1.6200
2022-10-26, 13:44:06	4,000	$1.6300
2022-10-26, 13:44:35	5,000	$1.6300
2022-10-26, 13:44:54	5,000	$1.6300
2022-10-26, 13:46:18	5,000	$1.6300
2022-10-26, 13:47:40	5,000	$1.6300
2022-10-26, 13:47:58	505	$1.6300
2022-10-26, 13:49:31	4,495	$1.6482
2022-10-26, 13:50:56	5,000	$1.6500
2022-10-26, 13:51:07	5,000	$1.6400
2022-10-26, 13:53:33	5,000	$1.6100
2022-10-26, 13:55:11	5,000	$1.6200
2022-10-26, 13:55:34	326	$1.6100
2022-10-26, 13:55:47	4,674	$1.6196
2022-10-26, 13:56:16	4,240	$1.6099
2022-10-26, 13:56:51	760	$1.6200
2022-10-26, 13:57:24	5,000	$1.6188
2022-10-26, 13:57:50	5,000	$1.6200
2022-10-26, 13:58:42	1,089	$1.6200
2022-10-26, 13:59:16	3	$1.6300
2022-10-26, 13:59:21	3,908	$1.6400
2022-10-26, 14:01:09	5,000	$1.6362
2022-10-27, 15:38:26	2,500	$1.6406
2022-10-27, 15:39:32	2,500	$1.6484